Pernod Ricard

PRESS RELEASE

The Republic of Colombia has filed a complaint against Pernod Ricard, Diageo and Seagram

Paris, France, November 8, 2004...The Republic of Colombia and several Colombian regional departments have filed a complaint in the United States District Court (Eastern District of New York) against Pernod Ricard S.A., Pernod Ricard USA LLC., Diageo North America Inc., United Distillers Manufacturing Inc., Diageo PLC and Seagram Export Sales Company Inc.

The complaint alleges that the Defendants have competed unfairly with government owned businesses in the production and distribution of liquors by selling their products into illegal channels and receiving payments from companies who deal in laundered funds.

Pernod Ricard denies these allegations and will vigorously defend itself against the complaint.

The Colombian market accounts for less than 0.5% of Pernod Ricard's worldwide turnover.

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: (33 1) 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: (33 1) 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: (33 1) 41 00 40 88
Barbara M. Burns, BBA Communications, New York	Tel : (212) 486 1140

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANOMYME AU CAPITAL DE 218 500 651,10 €
TELEPHONE : 01 41 00 40 95 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943